18001481

SEC Mail Processing Section
FEB 28 2018
Washington DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-37085

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Portfolios Financial Services Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4250 Veterans Memorial Highway
(No. and Street)

Holbrook	NY	11741
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause LLP
(Name – *if individual, state last, first, middle name*)

125 Baylis Rd., Suite 300	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DB

yw

OATH OR AFFIRMATION

I, Lon T. Dolber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Portfolios Financial Services Inc., as of February 26, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Lon T Dolber, President

Title

Erin Elizabeth Schwab

Notary Public

ERIN ELIZABETH SCHWAB
Notary Public, State of New York
No. 01SC6210478
Qualified in Suffolk County
Commission Expires August 17, 20 21

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American Portfolios Financial Services, Inc.

Financial Statements and Supplementary Information

Including Report of Independent Registered Public Accounting Firm

Year Ended December 31, 2017

AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC.

Year Ended December 31, 2017

Financial Statements

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of American Portfolios Financial Services, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Portfolios Financial Services, Inc. (the "Company") as of December 31, 2017, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The supplemental information included on page 12 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2001.

New York, New York
February 26, 2018

American Portfolios Financial Services, Inc.
Statement of Financial Condition
December 31, 2017

Assets

Cash	$ 6,187,172
Deposits with clearing organizations	110,047
Receivable from broker-dealers and clearing organizations	6,879,813
Notes receivable from independent representatives	4,199,526
Miscellaneous receivables	395,792
Prepaid insurance and other	313,977
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation of $31,990	-
Licenses	100,000
Deferred tax asset	39,720
Goodwill	3,503,272
	$ 21,729,319

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable and accrued expenses	$ 478,916
Commissions payable	6,652,480
Due to affiliates	849,206
	7,980,602
Commitments and Contingencies	
Stockholder's Equity:	
Common stock; no par value;1,500 shares authorized, 100 shares issued and outstanding, stated at cost	3,825,000
Additional paid-in capital	4,281,404
Retained earnings	5,642,313
	13,748,717
	$ 21,729,319

See Independent Auditors' report and accompanying notes.

American Portfolios Financial Services, Inc.
Statement of Operations
Year Ended December 31, 2017

Revenue	
Commission revenue	$ 92,520,588
Marketing and service fee income	6,199,697
Interest and dividends	229,198
	98,949,483
Expenses	
Advertising and marketing	465,028
Commissions	80,241,278
Conferences and meetings	578,239
Continuing education	16,125
Data processing and reporting	586,390
Dues and subscriptions	520,602
Exchange and clearance fees	2,507,746
Insurance	346,913
Interest	33,031
Legal and professional	477,457
Licensing and registration fees	358,071
Meals, entertainment and travel	1,838
Overhead reimbursement	4,096,450
Payroll taxes	271,000
Recruiting and relationship management	7,685
Retirement plan	77,000
Salaries	4,965,257
Selling	124,806
Transition	1,215,690
	96,890,606
Income before Provision for Income Taxes	2,058,877
Provision for Income Taxes	
Current income tax expense	905,732
Deferred income tax benefit	(6,973)
	898,759
Net Income	$ 1,160,118

See Independent Auditors' report and accompanying notes.

American Portfolios Financial Services, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2017

	Common Stock		Additional Paid-in	Retained
	Shares	Amount	Capital	Earnings
Balance January 1, 2017	100	$ 3,825,000	$ 4,231,101	$ 4,482,195
Noncash Compensation	-	-	50,303	-
Net Income	-	-	-	1,160,118
Balance December 31, 2017	100	$ 3,825,000	$ 4,281,404	$ 5,642,313

See Independent Auditors' report and accompanying notes.

American Portfolios Financial Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from operating activities:		
Net income		$ 1,160,118
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit	$ (6,973)	
Amortization of notes receivable to independent representatives	757,217	
Noncash compensation	50,303	
Changes in operating assets and liabilities:		
(Increase) Decrease in operating assets:		
Receivable from broker-dealers and clearing organizations	(614,386)	
Miscellaneous receivables	(82,968)	
Prepaid insurance and other	(37,510)	
(Decrease) Increase in operating liabilities:		
Accounts payable and accrued expenses	(17,845)	
Commissions payable	832,557	
Due to affiliates	876,237	
		1,756,632
Net cash provided by operating activities		2,916,750
Cash flows from investing activities:		
Advances on notes receivable	(650,335)	
Collections on notes receivable	402,768	
Net cash used in investing activities		(247,567)
Net Increase in Cash		2,669,183
Cash, beginning of year		3,517,989
Cash, end of year		$ 6,187,172

See Independent Auditors' report and accompanying notes.

1. Summary of Significant Accounting Policies

Nature of business - American Portfolios Financial Services, Inc. ("APFS" or the "Company") acquired an existing broker-dealer on May 1, 2001 and commenced operations on October 1, 2001 after attaining licensure and registration changes for the Company and its network of independent representatives. APFS's primary source of revenue is providing brokerage services to its customers, who are predominately small and middle-market businesses and individuals. These services are marketed by independent representatives located in various states.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Basis of presentation - APFS is a wholly-owned subsidiary of American Portfolios Holdings, Inc. ("APH"). The financial statements reflect APFS's business activities.

Cash equivalents - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Commissions and Securities transactions - Revenue and related expenses are recorded on a trade date basis as securities transactions occur.

Revenue Recognition - *ASU No. 2014-09 --Revenue from Contracts with Customers (Topic 606) and Other ASUs Issued Amending Topic 606* - During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, "Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, "Identifying Performance Obligations and Licensing", which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606", which both affect narrow aspects of Topic 606. Topic 606 (as amended) is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is currently assessing the effect that Topic 606 (as amended) will have on its results of operations, financial position and cash flows.

Marketing and service fee income - The Company recognizes marketing and service fee income when services are performed. Marketing income includes educational and sales support from clearing firms and direct business vendors. Service fee income consists of ticket revenue, fund vest revenue sharing and other similar revenue sources.

Income taxes - Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse.

It is the Company's policy to provide for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more-likely-than-not to be sustained upon examination by taxing authorities. As of December 31, 2017, the Company does not believe it has any uncertain tax positions that would require either recognition or disclosure in the accompanying financial statements. To the extent that the Company prevails in matters for which a liability for an unrecognized tax benefit is established or is required to pay amounts in excess of the liability, the Company's effective tax rate in a given financial statement period may be affected. It is the Company's policy to recognize interest and penalties related to taxes as interest expense. During the year ended December 31, 2017, the Company did not record any interest or penalties.

Goodwill and intangible assets - The Company tests goodwill for impairment at least annually. The Company completed its annual impairment test during the third quarter of 2017. The Company estimated the fair value of the reporting unit based upon a multiple of gross commissions. The estimated fair value was then allocated between tangible and intangible assets. As of September 30, 2017, the latest date for which an impairment test was performed, the Company concluded that the fair value of the reporting unit exceeded the carrying value of the reporting unit. Therefore, no impairment charge was recognized for the year ended December 31, 2017.

Licenses - Licenses represent the value of certain broker-dealer licenses acquired through acquisition. These licenses are not subject to amortization, and are tested for impairment at least annually.

Advertising - The Company charges advertising costs to expense as incurred. Advertising costs approximated $465,000 for the year ended December 31, 2017.

2. Receivable from and Payable to Broker-Dealer and Clearing Organizations

Amounts receivable from and payable to broker-dealer and clearing organizations at December 31, 2017 consist of the following:

	Receivable	Payable
Deposits with Clearing Organizations	$ 110,047	$ -
Fees and Commissions Receivable/Payable	6,879,813	6,652,480
	$ 6,989,860	$ 6,652,480

The Company clears its customer transactions through an unrelated broker-dealer on a full disclosure basis. The arrangement requires the Company to maintain a $100,000 deposit, which is in an interest-bearing account with the clearing broker. The clearing agent offsets its fees, on a monthly basis, against the Company's commissions. The amount payable to the clearing broker relates to the aforementioned transactions.

APFS is a clearing member of National Securities Clearing Corporation ("NSCC"). The primary purpose for this arrangement is the Company's participation in NSCC's commission settlement program. The Company receives daily information downloads, and together with information provided from their clearing broker, prepares detailed commission statements for their independent registered representatives. The Company was required to deposit $10,000 in an interest-bearing account with NSCC.

3. Notes Receivable from Independent Representatives

In certain situations, the Company advances funds to associated independent representatives. These advances are presented on the statement of financial condition in the form of promissory notes that are typically repaid or forgivable over a period of one to ten years, with stated interest rates ranging from 1% to 12%. Should the independent representatives association with APFS terminate, the unamortized advance is due on demand.

The Company periodically assesses the recoverability of the remaining balances and records a reserve, if required. Amortization of advances and provision for uncollectible amounts are included in transition expense in the statement of operations. As of December 31, 2017, management determined that a provision for uncollectible amounts was not required.

As of December 31, 2017, notes receivable from independent representatives consists of the following:

	Amount
Notes Receivable	$ 295,694
Notes Receivable – Forgivable	3,903,832
	$ 4,199,526

4. Commissions Payable and Independent Representative Transactions

The Company conducts business through a network of independent representatives who receive commissions for their services according to the Company's agreed-upon commission schedule. As of December 31, 2017, the Company owed its independent representatives approximately $6,652,000.

In addition, the Company charges the independent representatives maintenance fees for access to certain computer information and customer support services. Fees charged for the year ended December 31, 2017 amounted to $5,599,000, of which $5,081,000 is reported within marketing and service fee income and the remaining $518,000 is netted against the corresponding expense accounts as these amounts reflect expense reimbursements received from the independent representatives.

5. Concentration of Credit Risk

The Company is engaged in various brokerage activities in which customer transactions are cleared through unrelated broker-dealers. In the event that these parties do not fulfill their obligations, the Company may be exposed to risk, inclusive of disrupted operations. The Company has no major dependence on any one broker-dealer as alternative services and products are readily available. If a relationship were to terminate, the disruption in business activity would be similar to any other business. To reduce this risk, the Company periodically monitors these functions.

The Company's revenue is dependent upon economic and market conditions. The Company is vulnerable to risk if economic and market conditions weaken.

The Company is also dependent, to a degree, upon its top ten registered representatives who were responsible for approximately 10% of the Company's gross revenue for the year ended December 31, 2017.

The Company places its cash investments with high credit quality financial institutions. At times, the Company's cash deposits with any one financial institution may exceed the amount insured by the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2017, the excess was approximately $5,724,000.

6. Related Party Transactions

The Company and its parent maintain an office overhead arrangement by consolidating all of the expenses under one monthly reimbursement amount which is determined based on a calculation of the Company's overhead. Reimbursed expenses include, but are not limited to, office and equipment rental, utilities, administrative salaries, and general office expenses. This reimbursement percentage is reviewed on a quarterly basis to determine its adequacy in reimbursing expenses at the appropriate level. The amount reimbursable to the parent company for the year ended December 31, 2017 was approximately $9,612,000, of which $4,096,000 is reported in overhead reimbursement and the remaining $5,516,000 is reported within salaries, payroll taxes, retirement plan expense, and insurance.

The Company incurred expenses for advertising, conferences, data processing, dues and subscriptions and selling costs on behalf of an affiliated entity. In 2017, the Company received approximately $1,290,000 from the affiliate as reimbursement for these expenses. The reimbursements are netted against the applicable expense accounts.

The Company's parent maintains three Employee Incentive Stock Option Plans which provides for the granting of incentive and nonqualified plan stock options to key management, employees and non-employees of the Company to purchase shares of the parent's common stock. The Company records compensation expense related to its proportional share of the options issued under the plans. The Company's total compensation expense related to these options was approximately $50,000 for the year ended December 31, 2017.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), and the Commodity Futures Trading Commission's minimal financial requirements (Regulation 1.17) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, these rules also provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2017, the Company had net capital of $4,582,045, which was $4,043,434 in excess of its required net capital of $538,611. The Company's aggregate indebtedness to net capital ratio was 1.76 to 1.

8. Income Taxes

The Company files a consolidated federal and a combined New York State tax return with its parent and records its share of the consolidated federal and New York State tax expense on a separate return basis. The Company's federal and New York State tax liability at December 31, 2017 is $831,000 and is netted with amount due to affiliate on the statement of financial condition. This liability represents the approximate amount due to the Company's parent for the benefit of the losses generated by the parent and other consolidated entities and for the state minimum taxes paid on behalf of the Company. In addition, APFS is required to file returns in the majority of states in the United States of America.

The current and deferred portions of the income tax expense included in the statement of operations are approximately as follows:

	Current	Deferred	Total
Federal	$ 669,000	$ (5,000)	$ 664,000
New York State	162,000	(1,000)	161,000
Other States	75,000	(1,000)	74,000
	$ 906,000	$ (7,000)	$ 899,000

The provision for income taxes shown on the statement of operations differs from the amount that would result from applying statutory tax rates to the net income before provision for income taxes primarily because of nondeductible expenses and certain states tax on gross revenue instead of net income.

The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until the expiration of the related statue of limitations of those tax returns. In, general, the tax returns have a three-year statute of limitations. The Company has filed tax returns through 2016.

A deferred tax asset has been recorded on the statement of financial condition as a result of temporary differences relating to legal contingencies.

No valuation allowance has been provided against the deferred tax asset.

9. Common Stock

The Company is authorized to issue up to 1,500 shares of no par value common stock. On December 31, 2017, 100 shares were issued and outstanding, which represent a 100% ownership by APH.

10. Contingencies

During 2016 the company became subject to an SEC subpoena after a routine examination. The SEC is alleging certain infractions that management is currently working to resolve. Management is uncertain of potential fines and legal costs that may be incurred in defending these allegations. Accordingly, no amounts have been accrued as of December 31, 2017.

In the normal course of business, the Company is involved in disputes related to its independent representatives and their clients. Each claim is evaluated on an individual basis with respect to the likelihood of loss and the estimated dollar amount of that loss. The Company, with advice from its legal counsel, has determined its probable liability for these matters to be approximately $141,000 as of December 31, 2017. This amount has been included with accounts payable and accrued expenses in the statement of financial condition.

Certain conditions may exist which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. In the normal course of business the Company may indemnify certain service providers against specified potential losses in connection with their acting as an agent of, or provided services to the Company. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment, in which in some cases cannot be estimated. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. There were no associated contingent liabilities at December 31, 2017.

11. Supplemental Information - Statement of Cash Flows

Cash paid for interest during the year ended December 31, 2017 was $33,031.

Cash paid for income taxes during the year ended December 31, 2017 was $22,943.

Noncash Investing and Financing Activities

Interest Income on Independent Representative Advances and Corresponding Transition Expense	$ 182,333

Supplementary Information

American Portfolios Financial Services, Inc.
Supplementary Information - Pursuant to Rule 17A-5
of the Securities Exchange Act of 1934
December 31, 2017

Schedule 1 - Computation of Net Capital Pursuant to Rule 15c3-1:

Net Capital		
Total stockholder's equity		$ 13,748,717
Non-allowable assets:		
Receivables from broker dealers and clearing organizations	515,824	
Notes receivable from independent representatives	4,199,526	
Receivables from affiliates	10,279	
Miscellaneous receivables	395,792	
Prepaid insurance and other	402,259	
Licenses	100,000	
Deferred tax asset	39,720	
Goodwill	3,503,272	(9,166,672)
Net Capital before Haircuts on Securities Positions (Tentative Net Capital)		4,582,045
Haircuts on Securities		-
Net Capital		$ 4,582,045
Aggregate Indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 567,198
Due to affiliate		859,485
Commissions payable		6,652,480
Total Aggregated Indebtedness		$ 8,079,163
Computation of Basic Net Capital Requirement:		
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)		$ 538,611
Excess Net Capital		$ 4,043,434
Ratio: Aggregate indebtedness to net capital		1.76 to 1

All other reports required under SEC Rule 15c-3 are not applicable to the Company.

Reconciliation with Computation included in Part II of Form X-17a-5, as of December 31, 2017.

Variances between this computation of net capital under Paragraph F of Rule 15c3-1 and the registrant's computation filed with Part II, Form X-17a-5 are not material in amount. Accordingly, no reconciliation is deemed necessary.

See Independent Auditors' report and accompanying notes.

BAKER TILLY

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON INTERNAL CONTROL REQUIRED BY CFTC REGULATION 1.16

Stockholder
American Portfolios
Financial Services, Inc.
Holbrook, New York

In planning and performing our audit of the financial statements of American Portfolio Financial Services, Inc. (the "Company") as of and for the year ended December 31, 2017, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Stockholder
American Portfolios
Financial Services, Inc.

Because of inherent limitations in internal control and the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs, and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2017 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of management, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

New York, New York
February 26, 2018

AMERICAN PORTFOLIOS

FINANCIAL SERVICES, INC.

Holbrook, New York

Agreed-Upon Procedures

Including Form SIPC – 7

As of and for the Year Ended December 31, 2017

AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

As of and for the Year Ended December 31, 2017

BAKER TILLY

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Stockholder
American Portfolios
Financial Services, Inc.
Holbrook, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2017, which were agreed to by American Portfolios Financial Services, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). American Portfolios Financial Services, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

Procedures performed:

1. Compared listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences.
2. Compared the amounts reflected in the audited Form X-17A-5 for the year ended December 31, 2017 with amounts reported in the Form SIPC-7 for the year ended December 31, 2017, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and workpapers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties, and is not intended to be and should not be used by anyone other than the specified parties.

Baker Tilly Virchow Krause, LLP

New York, New York
February 26, 2018

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

9*9*****1532*******************MIXED AADC 220
37085 FINRA DEC
AMERICAN PORTFOLIOS FINANCIAL SERVICES INC
4250 VETERANS MEMORIAL HWY STE 420E
HOLBROOK, NY 11741-4020

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Anne Antunovich 631-439-4600

2. A. General Assessment (item 2e from page 2) $ 13959

B. Less payment made with SIPC-6 filed (exclude interest) (6487)
7/25/17
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 7472

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 7472.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 7472 -

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

American Portfolios Financial Services Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 20 day of Jan, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 98,949,484

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 81,373,029

(2) Revenues from commodity transactions. 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 3,844,830

(4) Reimbursements for postage in connection with proxy solicitation. —

(5) Net gain from securities in investment accounts. —

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. —

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). —

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

RR E&O + Affiliation, Mktg. Revenue, Unreg. Alter. Inc. 4,384,260

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 33031

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 41183

Enter the greater of line (i) or (ii) 41183

Total deductions 89,643,302

2d. SIPC Net Operating Revenues $ 9,306,182

2e. General Assessment @ .0015 $ 13959

(to page 1, line 2.A.)

AMERICAN PORTFOLIOS
FINANCIAL SERVICES, INC.

Holbrook, New York

EXEMPTION REPORT

Including Report of Independent Registered

Public Accounting Firm

As of and for the Year Ended December 31, 2017

AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

As of and for the Year Ended December 31, 2017

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder
American Portfolios
Financial Services, Inc.
Holbrook, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) American Portfolios Financial Services, Inc. identified the following provision of 17 C.F.R. § 15c3-3(k) under which American Portfolios Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) American Portfolios Financial Services, Inc. stated that American Portfolios Financial Services, Inc. met the identified exemption provisions throughout the year ended December 31, 2017 without exception. American Portfolios Financial Services, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about American Portfolios Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

New York, New York
February 26, 2018

AMERICAN PORTFOLIOS
americanportfolios.com

February 26, 2018

Securities and Exchange Committee
100 F Street, NE
Washington, DC 20549

To whom it may concern:

American Portfolios Financial Services Inc. claims exemption from SEA Rule 15c3-3 section (k) paragraph 2(ii) for the period January 1, 2017 through December 31, 2017. Paragraph 2 states "The provisions of this rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all securities transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of American Portfolios Financial Services, Inc." To our best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Regards,

Lon T. Dolber
American Portfolios Financial Services Inc.
President

American Portfolios Financial Services, Inc.
Member: FINRA, SIPC

4250 Veterans Memorial Hwy, Suite 420E
Holbrook, NY 11741

t: 631.439.4600
f: 631.439.4698